Filed under Rule 433
File No. 333-124535
Term Sheet

Issuer:	U.S. Bancorp (Ticker: USB)

Security:	Depositary shares each representing 1/1,000th interest in a Share of Series D Non-Cumulative Perpetual Preferred Stock

Size:	$500,000,000 (20 million depositary shares)

Maturity:	Perpetual

Expected Ratings:	A1/A+/A+ (Moody’s / S&P / Fitch)

Dividend Rate (Non-Cumulative):	At a rate per annum equal to 7.875%.

Dividend Payment Date:	15th day of January, April, July and October of each year, commencing on July 15, 2008

Redemption:	On or after April 15, 2013 (subject to certain limitations described in the prospectus supplement)

Trade Date:	3/10/2008

Settlement Date:	3/17/2008 (T+5)

Public Offering Price:	$25.00 per depositary share

Net Proceeds (before expenses) to Issuer:	$491,622,350

Joint Book-runners:	Merrill Lynch & Co. and Lehman Brothers

Co-Managers:	Morgan Stanley, UBS Investment Bank and Wachovia Securities

CUSIP:	902973 882
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The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch at toll-free 1-866-500-5408 or Lehman Brothers toll-free at 1-888-603-5847.